August 8, 2005


Mail Stop 4561



Matthew A. Green
Chief Financial Officer, Secretary and Treasurer
Avalon Digital Marketing Systems, Inc.
5255 N. Edgewood Drive, Suite 250
Provo, UT 84604

RE:		Avalon Digital Marketing Systems, Inc.
      File No. 0-28403
Preliminary Information Statement on Form 14C
		Filed on June 28, 2005

Dear Mr. Green :

      This is to advise you that we are limiting our review of the above information statement to the following comments:

1. Refer to disclosure related to board and shareholder consents under the headings "Introduction," "Reverse Split," "Increase in Authorized Stock" and "Interest of Certain Persons in Matters to be
Acted Upon." We note that you have omitted information indicating the dates upon which you obtained required board and shareholder consents. Please revise your Information Statement to include the relevant dates that you obtained board and shareholder consents and to indicate the exact percentage of outstanding securities for which you have obtained consents. If you have not yet obtained the requisite consents for the proposed amendment to your Articles of Incorporation, please tell us why you believe that an Information Statement on Schedule 14C is the appropriate form for communicating the proposed action to shareholders, as opposed to a Proxy Statement on Schedule 14A.

      We will not conduct any further review of the information
statement.   As such, all persons who are responsible for the
adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, prior to filing your definitive information statement, please furnish a letter, acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Amanda McManus, attorney-advisor, at (202) 551-3412 or the undersigned at (202) 551-3495.


      Sincerely,



Elaine Wolff
Branch Chief